Exhibit 1.01

2016 Conflict Minerals Report

Lowe’s Companies, Inc. (the “Company” or “Lowe’s”) has included this Conflict Minerals Report as an exhibit to this Form SD for the reporting period from January 1 to December 31, 2016, as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Lowe’s and its consolidated subsidiaries.

I.    Overview
Lowe’s has developed and implemented a reasonable and documented due diligence process, consistent with the Organisation for Economic Co-operation and Development (“OECD”) Guidelines, to determine the use, source, and origin of columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold or their derivatives (collectively, “conflict minerals”) that originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country in our global product portfolio. Our global product portfolio is set forth in Attachment C.

Based on due diligence steps described in Section III, we found no reasonable basis to conclude these products in our global product portfolio were produced with conflict minerals from smelters or refiners (“SORs”) that directly or indirectly financed or benefited armed groups within the DRC or surrounding areas.

II.    Reasonable Country of Origin Inquiry

Step 1 - Establish Strong Company Management Systems. Lowe’s Conflict Minerals Compliance Program is under the leadership of the VP of Global Sourcing & Quality Assurance and the Chief Customer Officer, to which the working group provides updates regarding the program results. The compliance program is administered by a dedicated cross-functional working group, which works closely with various internal departments and external vendors to manage the process of supply chain due diligence to fulfill Lowe’s conflict minerals reporting and disclosure requirements. This working group engages with key stakeholders both internally and externally, conducts training, collects and analyzes data, and evaluates conflict mineral risks to establish the chain of custody and/or traceability of upstream actors, products and materials in the Lowe’s supply chain.

We do not directly source minerals from smelters, refiners or mines, nor do we have direct knowledge of the country of origin and chain of custody of our conflict minerals. Our supply chain is complex and there are many intermediaries between us and mines from which participants in our supply chain source minerals. As a result, we must rely on our direct vendors and suppliers for information relating to the conflict minerals in the parts and materials we source from them, who in turn often similarly rely on their own vendors and suppliers as they too are often far removed from the actual source of any conflict minerals.

Lowe’s is committed to sourcing materials from socially-responsible suppliers, including certified/conflict-free smelters or refiners within the DRC or adjoining countries. Lowe’s has adopted a Conflict Minerals Statement and communicated the principles thereof to its vendors and the public. The principles of the Lowe’s Conflict Minerals Statement have been included in Lowe’s Vendor Code of Conduct which applies to all vendors who provide services and goods to Lowe’s or any of its subsidiaries. Education, engagement and oversight regarding these principles and expectations are an essential component of our management systems and are overseen by the working group. Accordingly, we expect that our vendors (i) source materials from socially-responsible suppliers, including certified/conflict-free SORs within the DRC or adjoining countries, (ii) work with us to determine the potential use of conflict minerals in our supply chain and (iii) conduct the necessary due diligence and provide us with proper verification of the source of materials used in their products. The Vendor Code of Conduct also details how to file a grievance with the Company and is publicly available at the following website:

http://www.lowes.com/cd_vendor+compliance_847971425_

Step 2 - Identify and Assess Conflict Mineral Risk in the Supply Chain. Lowe’s established an internal Conflict Minerals Compliance Program, which includes creation of the Company’s conflict minerals working group and conflict minerals policy. The working group met with representatives from various departments within Lowe’s and evaluated the application of the terms “manufacture” and “contract to manufacture” as they could relate to the Company’s products. The working group then identified covered product groups over which the Company may have specific influence in the manufacturing process which could include conflict minerals and mapped the products within the product groups to their respective vendors in the supply chain. These vendors received notification describing the Company’s conflict mineral compliance program requirements, conflict mineral training documentation, and a link to a conflict minerals survey.

Thereafter, the working group solicited from certain vendors information regarding the inclusion of conflict minerals in the products they supply Lowe’s, including but not limited to, the location or origin of such conflict minerals. The working group surveyed these vendors through a reasonable country of origin inquiry (“RCOI”) process using the Conflict Minerals Reporting Template (“CMRT”), published by the Conflict Free Sourcing Initiative (“CFSI”). Upon distribution of the survey, the working group communicated directly with the vendors to explain the survey process and Lowe's expectations.

Non-responsive suppliers received multiple follow-up emails reminding them of the Company’s target date to receive the initial survey responses back in an effort to encourage completion of the conflict minerals survey. The working group worked directly with non-responsive suppliers to identify any issue the suppliers had in completing and returning the survey.

Based on the interviews with representatives from various departments, the working group evaluated approximately 47,000 private branded products sourced from approximately 1,300 vendors.

III.     Due Diligence

Due Diligence Design
The design of the Company’s due diligence framework conforms to the due diligence related steps of the OECD Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

Due Diligence Measures Performed
Step 3 - Design and Implement a Strategy to Respond to Identified Conflict Mineral Risks. The working group evaluated all survey responses for accuracy and consistency. Additionally, the working group contacted vendors to address issues with the accuracy of their statements regarding no presence of conflict minerals in their in-scope products, incomplete data, or non-identification of a SOR. If a SOR was identified, the working group reviewed the SORs conflict mineral policy as well as examined whether the SOR was certified as “compliant” or the equivalent by the CFSI. Furthermore, the working group attempted to contact non-CFSI certified SORs to obtain additional information about the origin of the conflict minerals.

The working group also developed a CMRT training document for the vendors to reference in order to provide Lowe's with confidence of the quality and depth of a vendor’s due diligence in their own supply chain. The survey population included approximately 5,900 products from approximately 139 vendors. Lowe’s received survey responses from all vendors surveyed or 100% of the population of products surveyed.

In 2016, we were active members in the Retail Industry Leaders Association (RILA), which has a multi-year program helping retailers navigate issues, compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools and key partnerships.

Based on the conflict minerals risks identified in Step 2, the working group (i) analyzed and evaluated vendor responses against an established list of risk indicators to identify potential risks within the Company’s supply chain, (ii) re-evaluated the Company’s standard operating procedure to identify and act upon such risks, (iii) discussed the findings of our risk assessment with the Chief Customer Officer and Chief Legal Officer, Secretary and Chief Compliance Officer and (iv) refined and updated the Company’s strategy to manage such risks. This updated strategy includes implementing operating procedures to identify and act on supply chain Conflict Mineral risks by engaging with the suppliers to reassess their supply chain or through possible disengagement with suppliers which do not comply with the Company’s Vendor Code of Conduct.

Step 4 - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain. The standard operating procedure referenced in Step 3 provides for the implementation of steps to conduct audits at identified parts of the supply chain. In connection with our due diligence, the working group compared the identified smelters against the list of smelters which have received a “conflict free” designation by the CFSI, London Bullion Market Association, and Responsible Jewellery Council.

Step 5 - Report on Supply Chain Due Diligence. Lowe’s annually reports the results of its supply chain due diligence by filing with the Securities and Exchange Commission and making available on the Company website this Conflict Minerals Report and its Form SD.

IV.     Independent Private Sector Audit (IPSA)
In accordance with guidance issued by the Securities and Exchange Commission on April 29, 2014, Lowe’s is not required to submit, and is not submitting, an audit report of this Conflict Minerals Report prepared by an independent private sector auditor with respect to the conflict minerals in any of the products included in the product groups listed in Attachment C.

V.     Due Diligence Results
Lowe’s encourages all of our vendors to use SORs certified by the CFSI. Based on the information provided in the vendor surveys and our own due diligence efforts, we believe the facilities that may be used to process the conflict minerals include 50 different SORs. Those SORs and their respective country locations are set forth in Attachment A to this Conflict Minerals Report. Based on review of the CFSI SOR database, 46 of these SORs were certified by the CFSI which accounts for approximately 92% of the 50 smelters. For the four SORs which were not certified by the CFSI, Lowe’s intends to encourage those vendors that currently source conflict minerals from those SORs to transition to certified SORs or request the SORs they use to become CFSI certified. None of the four SORs were located in the DRC or adjoining countries.

Smelters and Refiners Verified as Conflict Free
Tin	36 of 40 (90%)
Tantalum	4 of 4 (100%)
Tungsten	3 of 3 (100%)
Gold	3 of 3 (100%)
Total	46 of 50 (92%)

Based on the information provided by vendors and SORs, as well as from the CFSI and other sources, we believe the countries of origin of the conflict minerals in our products include the countries listed in Attachment B. Vendors provided information on 13 countries of origin.

VI.     Product Description
Lowe’s determined that (i) it may have specific influence in the manufacturing process of products in the product groups listed in Attachment C to this Conflict Minerals Report and (ii) products in such product groups could include conflict minerals.

VII.     2017 Compliance Activities
Lowe’s intends to undertake the following steps during 2017 to improve the due diligence conducted in order to further mitigate the risk that the necessary conflict minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•
Continue to engage the Company’s supply chain to obtain current, accurate and complete information about the supply chain, implement responsible sourcing and encourage SORs to obtain conflict free certification from an independent third party auditor;

•	Work with vendors sourcing from non-certified mines in the DRC to alter their supply chain or find a new vendor which is ethically sourcing;

•	Continue training our internal teams and vendors regarding conflict minerals and our due diligence process;

•	Refine and improve the due diligence process;

•	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance;

•	Increase the identification of the origin of mines through SOR due diligence;

•	Continue to monitor SOR improvements, including a review of previously non-certified SORs to determine if they are now certified; and

•	Increase visibility in our supply chain through identification of SORs.

Attachment A

Metal	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tin	Alpha *	United States
Tin	An Thai Minerals Co., Ltd.	Vietnam
Tin	China Tin Group Co., Ltd. *	China
Tin	Cooperativa Metalurgica De RondA´nia Ltda. *	Brazil
Tin	Cv United Smelting *	Indonesia
Tin	Cv Venus Inti Perkasa *	Indonesia
Tin	Dowa *	Japan
Tin	Em Vinto *	Bolivia
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd. *	China
Tin	Gejiu Zi-Li Mining and Metallurgy Co., Ltd.	China
Tantalum	Global Advanced Metals	Japan
Tantalum	Global Advanced Metal	United States
Tantalum	Kemet Blue Metals	Mexico
Tantalum	Kemet Blue Powder	United States
Tin	Malaysia Smelting Corporation (Msc) *	Malaysia
Tin	Metallo Chimique	Belgium
Tin	Metallo-Chimique N.V. *	Belgium
Tin	Mineração Taboca S.A. *	Brazil
Tin	Minsur *	Peru
Tin	Mitsubishi Materials Corp. *	Japan
Tin	O.M. Manufacturing Philippines, Inc. *	Philippines
Tin	Operaciones Metalurgical S.A. (Omsa) *	Bolivia
Tin	Pt Artha Cipta Langgeng *	Indonesia
Tin	Pt Babel Inti Perkasa *	Indonesia
Tin	Pt Bangka Tin Industry *	Indonesia
Tin	Pt Belitung Industri Sejahtera *	Indonesia
Tin	Pt Bukit Timah *	Indonesia
Tin	Pt Ds Jaya Abadi *	Indonesia
Tin	Pt Eunindo Usaha Mandiri *	Indonesia
Tin	Pt Inti Stania Prima *	Indonesia
Tin	Pt Mitra Stania Prima *	Indonesia
Tin	Pt Prima Timah Utama *	Indonesia
Tin	Pt Refined Bangka Tin *	Indonesia
Tin	Pt Sariwiguna Binasentosa *	Indonesia
Tin	Pt Stanindo Inti Perkasa *	Indonesia
Tin	Pt Timah (Persero) Tbk Kundur *	Indonesia
Tin	Pt Timah (Persero) Tbk Muntok *	Indonesia
Tin	Pt Tinindo Inter Nusa *	Indonesia
Tin	Rui Da Hung *	Taiwan
Tin	Soft Metais Ltda. *	Brazil
Tin	Thaisarco *	Thailand
Tin	White Solder Metalurgia E Minera Ltda. *	Brazil
Tin	Yunnan Chengfeng Non-Ferrous Metals Co., Ltd.	China
Tin	Yunnan Tin Group (Holding) Company Limited *	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd. *	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd. *	China
Tungsten	Xiamen Tungsten Co., Ltd. *	China
Gold	Jiangxi Copper Co., Ltd. *	China
Gold	Tanaka Kikinzoku Kogyo K.K. *	Japan
Gold	Western Australian Mint Trading As The Perth Mint *	Australia
* Smelter or refiner certified “conflict free” by the Conflict-Free Sourcing Initiative

Attachment B

Countries of Origin

Australia	Democratic Republic of the Congo (DRC) *
Bolivia	Malaysia
Brazil	Mexico
China	Myanmar
Finland	Peru
Indonesia	Thailand
Japan

* Mines located within the DRC or adjoining countries with minerals processed by CFSI certified SORs

Attachment C

Product Groups

The following product groups include items that were subject to the due diligence described in the Conflict Minerals Report:

Air Tools and Accessories	Mini Pendants
Auto and Garage Specialty	Mirrors
Bath Décor	Miter and Table Saws
Bath Faucets	Mower Accessories
Bath Storage	Outdoor Lighting
Benchtop Tools	Paint Sprayers
Blowers	Patio
Ceiling Fans	Pliers and Wrenches
Cement and Masonry Tools	Ponds and Fountains
Ceramic Tools	Power Tools Accessories
Chainsaws	Screwdrivers
Chandeliers	Seasonal Outdoor Fashion
Compressors DIY and Stationary	Showering Products
Corded Drills	Small Parts Organizers
Cordless Drills and Combo Kits	Specialty Hand Tools
Décor Lamps	Tool Storage
Drapery Hardware	Track Lighting
Drywall Tools	Trellis and Edging
Flooring Saws	Trim A Tree
Flushmounts	Trimmers Edgers and Augers
Garage Organization	Truckboxes and Racks
Gloves and Apparel	Utility Knives
Hammers Prybars and Cold Chisels	Vanities
Hand Saws	Vanity Lighting
Handheld Cutting and Grinding	Vanity Tops
Kitchen Faucets	Vinyl Siding
Landscape Lighting	Walk Behind Mowers
Lawn and Garden Tools	Wall Scones
Levels and Squares	Welding
Marking Tools	Wheelbarrows and Carts
Measuring Tools	Work Supports
Mechanics Tools	Work Wear
Medicine Cabinets and Vanity Mirrors	Year Round Outdoor Furniture and Accessories
Millwork